Exhibit 20

NEWS

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IMMEDIATE RELEASE
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FORD MOTOR COMPANY ANNOUNCES VOLUNTARY SEPARATION PROGRAM,
LOWERS EARNINGS FORECAST


DEARBORN, Mich., Aug. 17 - Ford Motor Company announced today it is offering a voluntary separation program for selected salaried employees as the first part of renewed efforts to strengthen its competitive position and increase efficiencies.

By the end of the year, Ford will reduce the number of salaried positions in North America by 4,000-5,000. The reduction in positions will be achieved largely through retirements. Ford expects to record a one-time, after-tax charge of about $700 million, or 40 cents per share, in the fourth quarter to cover the cost of this action.

Ford also expects to report an after-tax, non-cash charge in the third quarter of approximately $200 million, or about 10 cents per share, resulting mainly from the write-down of certain investments in e-commerce and automotive-related ventures.

In addition, Ford now expects full-year 2001 earnings to be about 70 cents per share, before the one-time charges. The present analyst consensus for the year is $1.20. The reduction is mainly attributed to lower volume, higher marketing expenses and costs for customer satisfaction initiatives.

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"The voluntary separation program is a difficult but necessary action," said
Jacques Nasser, president and CEO. "These actions will help us operate the business more efficiently, streamline our organization and align our skill base with future needs. We will work proactively with those who decide to participate in the program to assist them in their transition to new roles, either in retirement or other employment."

The voluntary separation program is part of Ford's efforts to improve business efficiencies in the face of competitive actions. Other actions already taken this year include targeted reductions in capacity such as eliminating a shift at Michigan Truck; eliminating overtime at several other North American assembly plants; implementing a hiring freeze; and reducing travel, contract worker and other expenses.

"The North American market has become fiercely competitive. Although we have reduced total costs nearly $7 billion over the last four years, we need to continue to accelerate our efforts to improve our efficiencies, while protecting important new product plans," Nasser said.

Ford Chief Financial Officer Martin Inglis and David Murphy, vice president, human resources, will hold a conference call for analysts at 10 a.m. EDT today to discuss the earnings announcement and voluntary separation program. Reporters will have an opportunity to ask questions at the end of the analyst briefing. The number is 703-871-3026. The conference call can also be heard on the Internet at www.streetfusion.com and www.streetevents.com. Copies of the conference call slides can be viewed with the press release on the Internet at www.shareholder.ford.com or media.ford.com. Replays of the call will be available starting at 1 p.m. EDT through 11:59 p.m. EDT Aug. 22 either on the Internet at www.streetfusion.com and www.streetevents.com or by phone at 703-925-2533, passcode 5469973.
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Statements included herein may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors; a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth; lower-than-anticipated market acceptance of new or existing products; currency or commodity price fluctuations; economic difficulties in South America or Asia; higher fuel prices; a market shift from truck sales in the U.S.; lower-than-anticipated residual values for leased vehicles; a credit rating downgrade; labor or other constraints on our ability to restructure our business; increased safety or emissions regulation resulting in higher costs and/or sales restrictions; work stoppages at key Ford or supplier facilities; and the discovery of defects in vehicles resulting in recall campaigns, increased warranty costs or litigation